Unaudited Condensed Consolidated Interim Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2017 and 2016

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited and in thousands of US dollars)

		Mar. 31,	Dec. 31,
	Note	2017	2016

Assets
Current assets
Cash and cash equivalents		$132,583	$146,864
Trade and other receivables	6	101,302	152,567
Inventories	7	139,259	112,464
Prepaid expenses		4,650	3,992
Other financial assets	8	2,094	3,397
Taxes receivable		11,288	17,319
		391,176	436,603
Receivables	6	33,865	32,648
Inventories	7	4,436	4,537
Other financial assets	8	31,806	30,848
Intangible assets - computer software		6,206	6,614
Property, plant and equipment	9	3,844,834	3,865,823
Deferred tax assets	15b	45,489	79,483
		4,357,812	4,456,556

Liabilities
Current liabilities
Trade and other payables		$151,339	$169,662
Taxes payable		2,840	4,419
Other liabilities	10	55,077	42,207
Other financial liabilities		6,511	13,495
Finance lease obligations	11	4,441	3,172
Long-term debt	12	16,490	16,490
Deferred revenue	13	67,519	65,619
		304,217	315,064
Other financial liabilities		30,625	28,343
Finance lease obligations	11	14,836	9,760
Long-term debt	12	1,151,562	1,215,674
Deferred revenue	13	458,563	472,233
Provisions	14	188,560	179,702
Pension obligations		26,397	28,379
Other employee benefits		95,047	89,273
Deferred tax liabilities	15b	325,188	354,916
		2,594,995	2,693,344

Equity
Share capital	16b	1,588,319	1,588,319
Reserves		(38,355)	(42,040)
Retained earnings		212,853	216,933
		1,762,817	1,763,212

		$4,357,812	$4,456,556

Capital commitments (note 19).

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited and in thousands of US dollars)

		Three months ended
		March 31,
	Note	2017	2016
Cash generated from (used in) operating activities:
Loss for the period		$(2,305)	$(15,788)
Tax expense (recovery)	15a	14,998	(1,100)
Items not affecting cash:
Depreciation and amortization	5b	61,641	74,565
Share-based payment expense	5c	3,322	627
Net finance expense	5e	25,900	29,355
Change in fair value of derivatives		29	659
Change in deferred revenue related to stream	13	(13,148)	(15,874)
Change in taxes receivable/payable, net		(6,551)	3,745
Unrealized loss (gain) on warrants	5e	1,262	(337)
Loss on write down of assets and impairment losses		-	3,683
(Gain) loss on available-for-sale investments	5e	(83)	99
Pension and other employee benefit payments, net of accruals		(619)	-
Other and foreign exchange		831	(1,424)
Taxes paid		(4,682)	(6,321)
Operating cash flow before change in non-cash working capital		80,595	71,889
Change in non-cash working capital	20a	29,795	29,665
		110,390	101,554
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(40,566)	(46,365)
Sale of investments		229	-
Addition of restricted cash		-	(5,116)
Net interest received		53	138
		(40,284)	(51,343)
Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs paid		(1,539)	39,797
Principal repayments	12	(64,123)	(4,123)
Interest paid		(11,406)	(48,497)
Financing costs		(4,821)	(4,424)
Payment of finance lease		(938)	(479)
Dividends paid	16b	(1,775)	(1,773)
		(84,602)	(19,499)
Effect of movement in exchange rates on cash and cash equivalents		215	1,153
Net (decrease) increase in cash and cash equivalents		(14,281)	31,865
Cash and cash equivalents, beginning of period		146,864	53,852

Cash and cash equivalents, end of period		$132,583	$85,717

For supplemental information, see note 20.

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements
(Unaudited and in thousands of US dollars, except share and per share amounts)

		Three months ended
		March 31,
	Note	2017	2016
Revenue	5a	$253,157	$253,625
Cost of sales
Mine operating costs		142,456	151,289
Depreciation and amortization	5b	61,551	74,413
		204,007	225,702
Gross profit		49,150	27,923
Selling and administrative expenses		10,285	8,343
Exploration and evaluation expenses		1,988	1,153
Other operating (income) expenses	5d	(5,287)	4,268
Results from operating activities		42,164	14,159
Finance income	5e	(506)	(554)
Finance expenses	5e	26,406	29,909
Other finance loss	5e	3,571	1,692
Net finance expense		29,471	31,047
Profit (loss) before tax		12,693	(16,888)
Tax expense (recovery)	15a	14,998	(1,100)

Loss for the period		$(2,305)	$(15,788)

Loss per share - basic and diluted		$(0.01)	$(0.07)

Weighted average number of common shares outstanding:	17
Basic		237,271,188	235,231,688
Diluted		237,271,188	235,231,688

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited and in thousands of US dollars)

	Three months ended
	March 31,
	2017	2016
Loss for the period	$(2,305)	$(15,788)

Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss
Recognized directly in equity:
Net exchange gain on translation of foreign operations	1,871	17,123
Change in fair value of available-for-sale financial investments	889	(73)
Effect of foreign exchange on available-for-sale financial investments	118	587
	2,878	17,637

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial loss	(1,949)	(21,118)
Tax effect	(182)	4,483
	(2,131)	(16,635)

Transferred to income statements:
Wind up of subsidiaries	3,021	-
Impairment of available-for-sale investments	6	99
Sale of available-for-sale investments	(89)	-
	2,938	99

Other comprehensive income, net of tax, for the period	3,685	1,101

Total comprehensive income (loss) for the period	$1,380	$(14,687)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

			Foreign
			currency
	Share Capital	Other capital	translation		Available-for-	Remeasurement		Retained
	(note 16)	reserves	reserve		sale reserve	reserve		earnings	Total equity
Balance, January 1, 2016	$1,576,600	$28,837	$(13,897	) $	1,309	$(61,252	) $	255,693	$1,787,290
Loss	-	-	-		-	-		(15,788)	(15,788)
Other comprehensive (loss) income	-	-	17,123		613	(16,635)		-	1,101
Total comprehensive (loss) income	-	-	17,123		613	(16,635)		(15,788)	(14,687)
Contributions by and distributions to owners:
Dividends (note 16b)	-	-	-		-	-		(1,773)	(1,773)
Balance, March 31, 2016	$1,576,600	$28,837	$3,226 $		1,922	$(77,887	) $	238,132	$1,770,830
Loss	-	-	-		-	-		(19,405)	(19,405)
Other comprehensive (loss) income	-	-	(8,822)		3,103	7,581		-	1,862
Total comprehensive (loss) income	-	-	(8,822)		3,103	7,581		(19,405)	(17,543)
Contributions by and distributions to owners:
Stock options exercised	11,814	-	-		-	-		-	11,814
Equity issuance (note 16b)	(95)	-	-		-	-		-	(95)
Dividends	-	-	-		-	-		(1,794)	(1,794)
Total contributions by and distributions to owners	11,719	-	-		-	-		(1,794)	9,925
Balance, December 31, 2016	$1,588,319	$28,837	$(5,596	) $	5,025	$(70,306	) $	216,933	$1,763,212

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

			Foreign currency
	Share capital	Other capital	translation	Available-for-	Remeasurement	Retained
	(note 16)	reserves	reserve	sale reserve	reserve	earnings	Total equity
Balance, January 1, 2017	$1,588,319	$28,837	$(5,596)	$5,025	$(70,306)	$216,933	$1,763,212
Profit	-	-	-	-	-	(2,305)	(2,305)
Other comprehensive income (loss)	-	-	4,892	924	(2,131)	-	3,685
Total comprehensive income (loss)	-	-	4,892	924	(2,131)	(2,305)	1,380
Contributions by and distributions to owners:
Dividends (note 16b)	-	-	-	-	-	(1,775)	(1,775)

Balance, March 31, 2017	$1,588,319	$28,837	$(704)	$5,949	$(72,437)	$212,853	$1,762,817

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

1.	Reporting entity

On January 1, 2017, HudBay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. (“HMI” or the “Company”). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company for the three months ended March 31, 2017 and 2016 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Wholly owned subsidiaries as at March 31, 2017, include HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Corporation (formerly Augusta Resource Corporation, “Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

Management does not consider the impact of seasonality on operations to be significant on the interim financial statements.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2016, and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on May 3, 2017.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

(b)	Functional and presentation currency:

The Group's interim financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except the Company’s Manitoba Business Unit, which has a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)	Use of judgement:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The interim financial statements reflect the judgements outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2016.

(d)	Use of estimates and assumptions:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The interim financial statements reflect the estimates outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2016.

3.	Significant accounting policies

These interim financial statements reflect the accounting policies applied by the Group in its audited consolidated financial statements for the year ended December 31, 2016 and comparative periods.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

4.	New standards

New standards and interpretations adopted

−

Amendment to IAS 7, Statement of Cash Flows (“IAS 7”) - On January 29, 2016, the IASB issued amendments to IAS 7. The amendments come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The Group applied this amendment on January 1, 2017. The Group discloses changes in liabilities arising from financing activities in note 11 of the condensed consolidated interim financial statements and the application of this amendment did not result in a material change to the Group’s condensed consolidated interim financial statements.

−

Amendment to IAS 12, Income Taxes (“IAS 12”) - On January 19, 2016, the IASB issued amendments to IAS 12. The amendments give guidance that clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments were issued in response to diversity in practice and are relevant in circumstances in which the entity reports tax losses. The Group applied this amendment on January 1, 2017 with no change to the condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

−

IFRS 9, Financial Instruments (“IFRS 9”) - issued on July 24, 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer term nature of the macro hedging project which is currently at the discussion paper phase of the due process. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

−

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) - in May 2014, the IASB issued this standard which is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Group intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018. The Group has not yet determined the full effect of adoption of IFRS 15 on its consolidated financial statements, however, we expect the Group’s deferred revenue balance associated with stream transactions will be adjusted to reflect a significant financing component.

−

IFRS 16, Leases (“IFRS 16”) - in January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases (“IAS 17”), and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Group has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

−

IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) - IFRIC 22 provides requirements about which exchange rate to use in reporting foreign currency transactions (such as revenue transactions) when payment is made or received in advance. The Interpretations Committee concluded that the exchange rate should be the rate used to initially measure the non- monetary asset (prepaid asset) or liability (deferred credit) when the advance was made. If there were multiple advances, each receipt or payment would be measured at the date the non-monetary asset or liability is recognized. This interpretation is effective for annual periods beginning on or after January 1, 2018. The Group has not yet determined the effect of adoption of IFRIC 22 on its consolidated financial statements.

5.	Revenue and expenses

(a)	Revenue

The Group’s revenue by significant product types:

	Three months ended
	March 31,
	2017	2016
Copper	$151,997	$198,674
Zinc	77,851	50,498
Gold	31,034	20,911
Silver	9,886	10,452
Other	1,178	730
	271,946	281,265
Treatment and refining charges	(18,789)	(27,640)

	$253,157	$253,625

Included in revenue for the three months ended March 31, 2017 are gains related to unrealized non- hedge derivative contracts of $5,828 (three months ended March 31, 2016 - losses of $20,062).

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the consolidated income statements as follows:

	Three months ended
	March 31,
	2017	2016
Cost of sales	$61,551	$74,413
Selling and administrative expenses	90	152

	$61,641	$74,565

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

(c)	Share-based payment expenses (recoveries)

Share-based payment expenses (recoveries) are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended March 31, 2017
Cost of sales	$438	$-	$438
Selling and administrative expenses	1,893	738	2,631
Other operating expenses	253	-	253

	$2,584	$738	$3,322
Three months ended March 31, 2016
Cost of sales	$(67)	$-	$(67)
Selling and administrative expenses	504	(58)	446
Other operating expenses	248	-	248

	$685	$(58)	$627

(d)	Other operating (income) expenses

	Three months ended
	March 31,
	2017	2016
Regional costs	$1,235	$1,115
Constancia insurance recovery	(8,707)	-
Other expenses	2,185	3,153

	$(5,287)	$4,268

During the three months ended March 31, 2017, the Group accounted for certain amounts that it expects to receive from its insurers to partially indemnify the Group for losses suffered as a result of an incident in 2015 that caused damage to Line 2 of the Constancia processing facilities and a delay in commissioning the process plant.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

(e)	Finance income and expenses

	Three months ended
	March 31,
	2017	2016
Finance income	$(506)	$(554)
Finance expense
Interest expense on long-term debt	22,919	26,618
Accretion on financial liabilities at amortized cost	329	327
Unwinding of discounts on provisions	1,008	667
Other finance expense	5,431	5,979
	29,687	33,591
Interest capitalized	(3,281)	(3,682)
	26,406	29,909
Other finance losses (gains)
Net foreign exchange loss	2,330	1,248
Change in fair value of financial assets and liabilities at fair value through profit or loss:
Hudbay and Augusta warrants	1,262	(337)
Prepayment option embedded derivative/gold option	29	659
Investments classified as held-for-trading	33	23
Reclassified from other comprehensive income on disposal of available-for-sale investments	(89)	-
Reclassified from other comprehensive income on impairment of available-for-sale investments	6	99
	3,571	1,692

Net finance expense	$29,471	$31,047

Interest expense related to certain long-term debt has been capitalized to the Rosemont project until commercial production is reached.

Other finance expense relates primarily to withholding taxes and non-interest facility fees on financing instruments.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

6.	Trade and other receivables

	Mar. 31, 2017	Dec. 31, 2016
Current
Trade receivables	$54,370	$85,386
Embedded derivatives - provisional pricing (note 18c)	535	12,538
Statutory receivables	31,691	43,808
Receivable from joint venture partners	1,629	-
Other receivables	13,077	10,835
	101,302	152,567
Non-current
Taxes receivable	12,710	12,424
Receivable from joint venture partners	19,599	18,681
Other receivables	1,556	1,543
	33,865	32,648

	$135,167	$185,215

As at March 31, 2017, $30,588 (December 31, 2016 - $42,273) of the current statutory receivables relates to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses. Management expects to receive the amount within one year.

The non-current receivable from joint venture partners is for the Group’s joint venture partner for the Rosemont project in Arizona. During the year ended December 31, 2016 the Group’s joint venture partner for the Reed mine in Manitoba repaid their loan related to the mine development costs.

7.	Inventories

	Mar. 31, 2017	Dec. 31, 2016
Current
Stockpile	$11,600	$9,368
Work in progress	12,127	9,100
Finished goods	77,793	54,583
Materials and supplies	37,739	39,413
	139,259	112,464
Non-current
Materials and supplies	4,436	4,537

	$143,695	$117,001

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $180,583 for the three months ended March 31, 2017 (three months ended March 31, 2016 - $196,572).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

8.	Other financial assets

	Mar. 31, 2017	Dec. 31, 2016
Current
Derivative assets	$2,094	$3,397

Non-current
Available-for-sale investments	14,287	13,508
Investments at fair value through profit or loss	161	192
Restricted cash	17,358	17,148
	31,806	30,848

	$33,900	$34,245

Available-for-sale investments

Available-for-sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. During the three months ended March 31, 2017 and three months ended March 31, 2016, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $6 and $99, respectively, from the available-for-sale reserve within equity to the consolidated income statements (note 5e).

9.	Property, plant and equipment

		Accumulated
		depreciation
		and	Carrying
Mar. 31, 2017	Cost	amortization	amount
Exploration and evaluation assets	$15,138	$-	$15,138
Capital works in progress	816,205	-	816,205
Mining properties	1,799,195	(558,015)	1,241,180
Plant and equipment	2,430,982	(658,671)	1,772,311

	$5,061,520	$(1,216,686)	$3,844,834

		Accumulated
		depreciation
		and	Carrying
Dec. 31, 2016	Cost	amortization	amount
Exploration and evaluation assets	$15,015	$-	$15,015
Capital works in progress	844,759	-	844,759
Mining properties	1,775,432	(523,460)	1,251,972
Plant and equipment	2,368,658	(614,581)	1,754,077

	$5,003,864	$(1,138,041)	$3,865,823

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

10.	Other liabilities

	Mar. 31, 2017	Dec. 31, 2016
Current
Provisions (note 14)	$13,687	$14,367
Pension liability	23,620	24,635
Other employee benefits	2,431	2,356
Unearned revenue	15,339	849

	$55,077	$42,207

11.	Finance lease obligations

	Mar. 31, 2017	Dec. 31, 2016
Total minimum lease payments	$20,551	$13,720
Effect of discounting	(1,274)	(788)
Present value of minimum lease payments	19,277	12,932
Less: current portion	(4,441)	(3,172)
	14,836	9,760
Minimum payments under finance leases
Less than 1 year	4,951	3,508
1-3 years	9,887	6,667
4-5 years	5,713	3,545

	$20,551	$13,720

The Group has entered into equipment leases for its South American and Manitoba business units which expire between 2021 and 2022 and with interest rates between 1.95 to 4.45%, per annum. The Group has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. The Group’s obligations under finance leases are secured by the lessor’s title to the leased assets. The present value of the net minimum lease payments has been recognized as a finance lease asset, which was included as a non-cash addition to property plant and equipment, and a corresponding amount as a finance lease obligation. The fair value of the finance lease liabilities approximates their carrying amount.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

12.	Long-term debt

Long-term debt is comprised of the following:

	Mar. 31, 2017	Dec. 31, 2016
Senior unsecured notes (a)	$986,172	$986,574
Equipment finance facility (b)	46,455	50,267
Senior secured revolving credit facilities (c)	135,425	195,323
	1,168,052	1,232,164
Less: current portion	(16,490)	(16,490)

	$1,151,562	$1,215,674

(a)	Senior unsecured notes

Balance, January 1, 2016	$917,329
Addition to Principal, net of transaction costs	987,671
Payments made	(920,000)
Change in fair value of embedded derivative (prepayment option)	(1,146)
Write-down of unamortized transaction costs	2,216
Accretion of transaction costs and premiums	504
Balance, December 31, 2016	$986,574
Transaction costs	(140)
Change in fair value of embedded derivative (prepayment option)	(517)
Accretion of transaction costs and premiums	255

Balance, March 31, 2017	$986,172

On December 12, 2016 and December 28, 2016, the Group redeemed for cash all of its outstanding $920,000 aggregate principal amount of 9.50% senior unsecured notes due 2020. The unamortized transaction costs of $2,216 were expensed upon extinguishment of the Group’s 9.50% senior unsecured notes.

On December 12, 2016, the Group completed an offering of $1,000,000 aggregate principal amount of senior notes in two series: (i) a series of 7.25% senior notes due 2023 in an aggregate principal amount of $400,000 and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600,000. The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company’s subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company’s subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

(b)	Equipment finance facility

Balance, January 1, 2016	$66,521
Transaction costs	(1,013)
Payments made	(16,490)
Accretion of transaction costs	1,249
Balance, December 31, 2016	$50,267
Payments made	(4,123)
Accretion of transaction costs	311

Balance, March 31, 2017	$46,455

The equipment finance facility is reflected in the consolidated balance sheets as follows:

	Mar. 31, 2017	Dec. 31, 2016
Current	$16,490	$16,490
Non-current	29,965	33,777

	$46,455	$50,267

(c)	Senior secured revolving credit facilities

Balance, January 1, 2016	$291,030
Addition to Principal, net of transaction costs	60,021
Payments made	(160,000)
Accretion of transaction costs	4,272
Balance, December 31, 2016	$195,323
Transaction costs	(737)
Payments made	(60,000)
Accretion of transaction costs	839

Balance, March 31, 2017	$135,425

The senior secured credit facilities are reflected in the consolidated balance sheets as follows:

	Mar. 31, 2017	Dec. 31, 2016
Current	$-	$-
Non-current	135,425	195,323

Balance, March 31, 2017	$135,425	$195,323

On March 30, 2016, the Group completed a restructuring of its two senior credit facilities. The two facilities now share substantially similar terms and conditions, except that the $350,000 Canada facility is secured by the Group’s Manitoba assets and the $200,000 Peru facility is secured by the Group’s Peru assets. The facilities mature on March 31, 2019, and bear interest at LIBOR plus 4.50% .

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

13.	Deferred revenue

The following table summarizes changes in deferred revenue:

Balance, January 1, 2016	$597,260
Recognition of revenue	(65,762)
Effects of changes in foreign exchange	6,354
Balance, December 31, 2016	$537,852
Recognition of revenue	(13,148)
Effects of changes in foreign exchange	1,378

Balance, March 31, 2017	$526,082

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2017	Dec. 31, 2016
Current	$67,519	$65,619
Non-current	458,563	472,233

	$526,082	$537,852

14.	Provisions

Provisions are reflected in the condensed consolidated interim balance sheets as follows:

	Decommissioning,
	restoration
	and similar	Deferred	Restricted
Mar. 31, 2017	liabilities	share units	share units	Other	Total
Current (note 10)	$999	$4,733	$7,143	$812	$13,687
Non-current	184,284	-	3,899	377	188,560

	$185,283	$4,733	$11,042	$1,189	$202,247

	Decommissioning,
	restoration
	and similar	Deferred	Restricted
Dec. 31, 2016	liabilities	share units	share units	Other	Total
Current (note 10)	$1,054	$3,933	$8,451	$929	$14,367
Non-current	176,242	-	2,601	859	179,702

	$177,296	$3,933	$11,052	$1,788	$194,069

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

15.	Income and mining taxes

(a)	Tax expense (recovery):

The tax expense (recovery) is applicable as follows:

	Three months ended
	March 31,
	2017	2016
Current:
Income taxes	$7,132	$1,787
Mining taxes	4,545	789
Adjustments in respect of prior years	(445)	-
	11,232	2,576
Deferred:
Income taxes - origination and reversal of temporary differences	3,318	(5,065)
Mining taxes - origination and reversal of temporary differences	713	1,145
Adjustments in respect of prior years	(265)	244
	3,766	(3,676)
	$14,998	$(1,100)

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities.

(b)	Deferred tax assets and liabilities:

	Mar. 31, 2017	Dec. 31, 2016
Deferred income tax asset	$45,489	$79,483

Deferred income tax liability	(307,793)	(338,330)
Deferred mining tax liability	(17,395)	(16,586)
	(325,188)	(354,916)

Net deferred tax liability balance	$(279,699)	$(275,433)

As of January 1, 2017 the deferred tax assets and deferred tax liabilities attributable to Canada are now disclosed as a net deferred tax asset. This follows from the amalgamation between HudBay Minerals Inc. and its former subsidiaries, Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and Hudson Bay Exploration and Development Company Limited.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

(c)	Changes in deferred tax assets and liabilities:

	Three months ended	Year ended
	Mar. 31, 2017	Dec. 31, 2016
Net deferred tax liability balance, beginning of period	$(275,433)	$(253,859)
Deferred tax (expense) recovery	(3,766)	(23,518)
OCI transactions	(182)	2,198
Foreign currency translation on the deferred tax liability	(318)	(254)

Net deferred tax liability balance, end of period	$(279,699)	$(275,433)

16.	Share capital

(a)	Preference shares:

Authorized: Unlimited preference shares without par value

(b)	Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Three months ended		Year ended
	Mar. 31, 2017		Dec. 31, 2016
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	237,271,188	$1,588,319	235,231,688	$1,576,600
Equity issuance	-	-	2,039,500	11,814
Share issue costs, net of tax	-	-		(95)

Balance, end of period	237,271,188	$1,588,319	237,271,188	$1,588,319

During the three months ended March 31, 2017, the Company paid $1,775 in dividends on March 31, 2017 to shareholders of record as of March 10, 2017. During the three months ended March 31, 2016, the Company paid $1,773 in dividends on March 31, 2016 to shareholders of record as of March 11, 2016.

17.	Loss per share data

	Three months ended
	March 31,
	2017	2016

Basic & diluted weighted average common shares outstanding	237,271,188	235,231,688

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

18.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group's financial instruments and non- financial derivatives:

	Mar. 31, 2017		Dec. 31, 2016
	Fair	Carrying	Fair	Carrying
Recurring measurements	Value	Value	Value	Value
Loans and receivables
Cash and cash equivalents [1]	$132,583	$132,583	$146,864	$146,864
Restricted cash[1]	17,358	17,358	17,148	17,148
Trade and other receivables[1,2]	90,231	90,231	116,445	116,445
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	535	535	12,538	12,538
Non-hedge derivative assets[3]	2,094	2,094	3,397	3,397
Prepayment option - embedded derivative[7]	4,947	4,947	4,430	4,430
Investments at FVTPL[4]	161	161	192	192
Available-for-sale investments[4]	14,287	14,287	13,508	13,508
Total financial assets	262,196	262,196	314,522	314,522
Financial liabilities at amortized cost
Trade and other payables[1,2]	144,189	144,189	163,027	163,027
Finance leases	19,277	19,277	12,932	12,932
Other financial liabilities[5]	19,520	23,558	17,231	22,998
Senior unsecured notes[6]	1,073,760	991,119	1,040,178	991,004
Equipment finance facility[8]	46,455	46,455	50,267	50,267
Senior secured revolving credit facilities[8]	135,425	135,425	195,323	195,323
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	(73)	(73)	86	86
Warrant liabilities[3]	8,914	8,914	7,588	7,588
Option liabilities[3]	1,124	1,124	570	570
Non-hedge derivative liabilities[3]	3,540	3,540	10,681	10,681
Total financial liabilities	1,452,131	1,373,528	1,497,883	1,454,476
Net financial liability	$(1,189,935)	$(1,111,332)	$(1,183,361)	$(1,139,954)

[1]

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
[3]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

[4]

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using available market closing prices.

[5]

These financial liabilities relate to agreements with communities near the Constancia operation in Peru which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

[6]	Fair value of the senior unsecured notes (note 12) has been determined using the quoted market price at the period end.
[7]

Fair value of the prepayment option embedded derivative related to the long-term debt has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

[8]	The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

−	Level 1:	Quoted prices in active markets for identical assets or liabilities;
−	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
−	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2017	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$535	$-	$535
Non-hedge derivatives	-	2,094	-	2,094
Investments at FVTPL	-	161	-	161
Prepayment option embedded derivative	-	4,947	-	4,947
Available-for-sale investments	12,784	-	1,503	14,287

	$12,784	$7,737	$1,503	$22,024
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$(73)	$-	$(73)
Non-hedge derivatives	-	3,540	-	3,540
Option liability	-	1,124	-	1,124
Warrant liabilities	8,914	-	-	8,914

	$8,914	$4,591	$-	$13,505

December 31, 2016	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$12,538	$-	$12,538
Non-hedge derivatives	-	3,397	-	3,397
Investments at FVTPL	-	192	-	192
Prepayment option embedded derivative	-	4,430	-	4,430
Available-for-sale investments	12,018	-	1,490	13,508

	$12,018	$20,557	$1,490	$34,065
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$86	$-	$86
Non-hedge derivatives	-	10,681	-	10,681
Option liability	-	570	-	570
Warrant liabilities	7,588	-	-	7,588

	$7,588	$11,337	$-	$18,925

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. As no observable inputs exist, the Group measures the Level 3 investment at the cost of the investment as a proxy for fair value. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2017, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at March 31, 2017, the Group had 36,000 tonnes of copper fixed for floating swaps outstanding at an effective average price of $2.61/lb, which settle across April to July 2017. At December 31, 2016, the Group had 41,000 tonnes of copper fixed for floating swaps outstanding at an average fixed receivable price $2.42/lb, which settle across February to June 2017. The aggregate fair value of the transactions at March 31, 2017 was a liability position of $2,566 (December 31, 2016 - a liability position of $8,657).

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. At March 31, 2017 and December 31, 2016 the Group held no gold or silver forward sales contracts.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At March 31, 2017, the Group held contracts for forward zinc purchased of 7,456 tonnes (December 31, 2016 – 2,644 tonnes) that related to forward customer sales of zinc. Prices range from $1,531 to $2,875 per tonne (December 31, 2016 – $1,514 to $2,783) and settlement dates extend to November 2017. The aggregate fair value of the transactions at March 31, 2017 was a net asset position of $1,120 (December 31, 2016 – a net asset position of $1,373).

(c)	Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

As at March 31, 2017, the Group’s net position consisted of contracts awaiting final pricing for sales of 33,629 tonnes of copper (December 31, 2016 – 32,750 tonnes). In addition, at March 31, 2017, the Group’s net position consisted of contracts awaiting final pricing for sales of 16,776 ounces of gold and 139,075 ounces of silver (December 31, 2016 – 13,827 ounces of gold and 116,912 ounces of silver).

As at March 31, 2017, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of $2.65/lb (December 31, 2016 – $2.51/lb), $1,249/oz (December 31, 2016 – $1,151/oz) and $18.26/oz (December 31, 2016 – $15.96/oz), respectively.

The aggregate fair value of the copper embedded derivatives within the copper concentrate sales contracts at March 31, 2017, was an asset position of $535 (December 31, 2016 – an asset position of $12,538). The aggregate fair value of other embedded derivatives at March 31, 2017, was an asset position of $73 (December 31, 2016 – a liability position of $86).

Prepayment option embedded derivative

The senior unsecured notes (note 12) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 5e). The fair value of the embedded derivative at March 31, 2017 was an asset of $4,947 (December 31, 2016 - an asset of $4,430).

(d)	Restricted cash

Hudbay Peru has $68,581 in letters of credit issued to support its reclamation obligations; these letters of credit had previously been cash collateralized. During the year ended December 31, 2016, Hudbay Peru reissued these letters of credit under the Peru facility and released the associated restricted cash, which in turn was utilized to repay indebtedness under the senior secured revolving credit facilities.

The restricted cash balance primarily relates to the Manitoba business unit which holds a cash- collateralized letter of credit to support its pension obligations. As at March 31, 2017, the restricted cash amount was $17,155 (December 31, 2016 - $16,951).

(e)	Warrants and option liabilities

A total of 22,391,490 warrants were issued as a result of the acquisition of Hudbay Arizona which entitle the holder to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

The purchase price of the acquisition of New Britannia Mine and Mill contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

19.	Capital commitments

As at March 31, 2017, the Group had outstanding capital commitments in Canada of approximately $11,632 primarily related to a committed mobile equipment purchase, of which approximately $186 cannot be terminated by the Group, approximately $44,433 in Peru related to sustaining capital costs, all of which can be terminated by the Group and approximately $161,754 in Arizona, primarily related to its Rosemont project, of which approximately $77,945 cannot be terminated by the Group.

20.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended
	March 31,
	2017	2016

Change in:
Trade and other receivables	$53,175	$8,430
Other financial assets/liabilities	(5,793)	20,062
Inventories	(15,417)	6,840
Prepaid expenses and other current assets	365	4,146
Trade and other payables	(22,710)	(22,166)
Changes in taxes payable/receivable	6,551	(3,745)
Other	13,624	16,098

	$29,795	$29,665

(b)	Non-cash transactions:

During the three months ended March 31, 2017, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

−

Remeasurements of the Group's decommissioning and restoration liabilities for the three months ended March 31, 2017 led to a net increase in related property, plant and equipment assets of $5,845 mainly as a result of change in timing and increased disturbance. For the three months ended March 31, 2016, such remeasurements led to a net increase in related property, plant and equipment assets of $8,696 mainly as a result of the decline in the discount rate.

−	Property, plant and equipment included $6,345 of net additions related to capital additions under finance lease (March 31, 2016 - $11,826).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

21.	Segmented information

Corporate and other activities include the Group's exploration activities in South America. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended March 31, 2017
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$155,710	$97,447	$-	$-	$253,157
Cost of sales
Mine operating costs	91,002	51,454	-	-	142,456
Depreciation and amortization	31,167	30,384	-	-	61,551
Gross profit	33,541	15,609	-	-	49,150
Selling and administrative expenses	-	-	-	10,285	10,285
Exploration and evaluation	997	305	-	686	1,988
Other operating (income) and expenses	1,114	(6,748)	194	153	(5,287)
Results from operating activities	$31,430	$22,052	$(194)	$(11,124)	$42,164
Finance income					(506)
Finance expenses					26,406
Other finance losses					3,571
Profit before tax					12,693
Tax expense					14,998
Loss for the period					$(2,305)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2017 and 2016

Three months ended March 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$111,452	$142,173	$-	$-	$253,625
Cost of sales
Mine operating costs	79,630	71,659	-	-	151,289
Depreciation and amortization	28,911	45,502	-	-	74,413
Gross profit	2,911	25,012	-	-	27,923
Selling and administrative expenses	-	-	-	8,343	8,343
Exploration and evaluation	333	227	-	593	1,153
Other operating income and expenses	2,853	1,337	156	$(78)	4,268
Results from operating activities	$(275)	$23,448	$(156)	$(8,858)	$14,159
Finance income					(554)
Finance expenses					29,909
Other finance losses					1,692
Loss before tax					(16,888)
Tax recovery					(1,100)
Loss for the period					$(15,788)

March 31, 2017
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$722,279	$2,660,442 $	832,990 $	142,100 $	4,357,811
Total liabilities	496,754	850,616	158,871	1,088,754	2,594,995
Property, plant and equipment	597,444	2,429,537	810,026	7,827	3,844,834

December 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$769,561	$2,720,441	$822,498	$144,056 $	4,456,556
Total liabilities	528,326	876,056	158,236	1,130,726	2,693,344
Property, plant and equipment	606,348	2,452,917	800,542	6,016	3,865,823